SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2006

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

November 7th, 2006

3rd Quarter 2006

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of September 30, 2006 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report as of September 30, 2006 will be filed with the Financial Supervisory Service(FSS) and th Korea Exchange(KRX) in November 14, 2006.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

Tel : 82-31-727-0931~4

Fax : 82-31-727-0949

E-mail: takim@kt.co.kr

1. Financial Highlights

A. Summary of Income Statement

(KRW bn)	2006 3Q	2006 2Q	2006 3Q / 2006 2Q			2005 3Q		2006 3Q / 2005 3Q		2006 cum. 3Q
			amount		Δ%			amount	Δ%
Operating revenue	2,999.7	2,955.7	44.0		1.5%	2,938.7		61.0	2.1%	8,853.0
☐ Internet access	604.6	617.3	-12.6		-2.0%	635.7		-31.0	-4.9%	1,833.7
☐ Internet application	77.4	65.4	12.1		18.5%	56.1		21.3	38.0%	196.8
☐ Data	309.9	307.8	2.2		0.7%	328.1		-18.2	-5.5%	926.5
☐ Telephone	1,082.4	1,075.0	7.4		0.7%	1,087.8		-5.3	-0.5%	3,218.9
☐ LM	435.6	438.0	-2.5		-0.6%	445.0		-9.5	-2.1%	1,312.0
☐ Wireless	356.2	331.9	24.3		7.3%	285.5		70.7	24.8%	1,011.4
☐ Satellite	27.2	28.0	-0.8		-2.8%	29.4		-2.2	-7.4%	82.6
☐ Real estate	52.8	32.7	20.0		61.2%	21.6		31.2	144.6%	111.5
☐ Others	53.5	59.5	-6.0		-10.1%	49.6		3.9	7.8%	159.4
¡ SI	41.9	47.2	-5.2		-11.1%	44.2		-2.2	-5.1%	121.6

Operating expenses	2,563.4	2,385.4	178.0		7.5%	2,486.8		76.7	3.1%	7,181.8

☐ Labor	604.9	607.7	-2.8		-0.5%	624.0		-19.2	-3.1%	1,799.3
☐ Commissions	173.3	157.4	15.9		10.1%	175.2		-1.8	-1.1%	482.0
☐ Sales commission	144.2	102.3	41.9		41.0%	73.3		70.9	96.8%	353.7
☐ Sales promotion	77.6	77.8	-0.2		-0.2%	89.7		-12.0	-13.4%	175.9
☐ Advertising	25.1	27.4	-2.3		-8.4%	25.1		0.0	0.1%	64.0
☐ Provision for doubtful accounts	-4.1	7.9	-12.0		N/A	9.8		-13.9	N/A	22.3
☐ Depreciation	526.8	473.2	53.6		11.3%	564.5		-37.7	-6.7%	1,487.7
☐ Repairs & maintenance	72.7	80.6	-7.9		-9.8%	137.5		-64.9	-47.2%	231.7
☐ Cost of goods sold	191.4	154.6	36.8		23.8%	91.1		100.2	110.0%	473.0
☐ Cost of service provided	448.7	439.5	9.2		2.1%	464.9		-16.2	-3.5%	1,317.1
☐ R&D	46.5	50.8	-4.3		-8.5%	63.1		-16.6	-26.3%	139.9
☐ Others	256.3	206.2	50.1		24.3%	168.5		87.8	52.1%	635.2

Operating income	436.3	570.2	-133.9		-23.5%	452.0		-15.7	-3.5%	1,671.2

Operating margin	14.5%	19.3%	-4.7%P			15.4%		-0.8%P		18.9%

EBITDA(1)	963.0	1,043.4	-80.4		-7.7%	1,016.4		-53.4	-5.3%	3,158.9

EBITDA margin	32.1%	35.3%	-3.2	%P	34.6%	-2.5	%P	35.7%
Non-operating income	108.5	96.1	12.4		12.9%	89.6		18.9	21.1%	372.6
Non-operating expenses	130.3	207.2	-76.9		-37.1%	172.7		-42.4	-24.5%	600.2

Ordinary income	414.4	459.1	-44.7		-9.7%	368.8		45.6	12.4%	1,443.6

Income tax expenses	96.8	116.5	-19.7		-16.9%	63.4		33.5	52.8%	374.2
Effective tax rate	23.4%	25.4%	-2.0%P			17.2%		6.2%P		25.9%

Net income	317.6	342.6	-25.0		-7.3%	305.4		12.2	4.0%	1,069.4

EPS (won)	1,528	1,624	-96		-5.9%	1,443		85	5.9%

¡	Revenue
-	Revenue slightly grew QoQ and YoY due to increase in sales of PCS handset and development of real estate property

¡	Operating expenses
-	Operating expenses slightly increased QoQ and YoY due to hike in depreciation expense by increased CAPEX, sales commission as industry environment became more competitive, and cost of goods sold by increased PCS handset sales

¡	Non-operating expenses
-	Non-operating expenses decreased due to reduction in derivatives appraisal loss

¡	Income tax expenses
-	Income tax expenses fell QoQ due to operating income decline

B. Summary of Balance Sheet

	2006 3Q	2006 2Q	2006 3Q / 2006 2Q		2005 3Q	2006 3Q / 2005 3Q
(KRW bn)			amount	Δ%		amount	Δ%
Total assets	17,745.2	17,492.3	252.8	1.4%	18,048.5	-303.3	-1.7%
☐ Current assets	3,211.7	3,154.9	56.8	1.8%	3,838.3	-626.5	-16.3%
¡ Quick assets	3,108.2	3,063.5	44.8	1.5%	3,706.4	-598.2	-16.1%
- Cash & Cash equivalents	927.7	855.6	72.0	8.4%	1,419.8	-492.1	-34.7%
¡ Inventories	103.5	91.5	12.0	13.2%	131.9	-28.4	-21.5%
☐ Non-current assets	14,533.4	14,337.4	196.0	1.4%	14,210.2	323.2	2.3%
¡ Investments	3,834.7	3,749.7	85.0	2.3%	3,494.2	340.5	9.7%
- KTF shares	2,774.6	2,655.6	119.0	4.5%	2,446.2	328.4	13.4%
- Long-term loans	219.1	249.1	-30.0	-12.0%	341.2	-122.1	-35.8%
- Others	841.0	845.0	-4.0	-0.5%	706.7	134.2	19.0%
¡ Tangible assets	10,286.5	10,155.6	130.9	1.3%	10,324.8	-38.3	-0.4%
¡ Intangible assets	412.2	432.1	-19.9	-4.6%	391.2	21.0	5.4%

Total liabilities	9,356.5	9,387.7	-31.2	-0.3%	10,253.7	-897.3	-8.8%

☐ Current liabilities	2,902.2	2,696.1	206.1	7.6%	3,329.5	-427.3	-12.8%
¡ Interest-bearing debts	578.8	332.7	246.1	74.0%	1,293.4	-714.6	-55.3%
¡ Accounts payable	672.2	630.1	42.1	6.7%	609.3	62.9	10.3%
¡ Others	1,651.3	1,733.3	-82.0	-4.7%	1,426.8	224.4	15.7%
☐ Long-term liabilities	6,454.3	6,691.6	-237.3	-3.5%	6,924.2	-469.9	-6.8%
¡ Interest-bearing debts	4,904.0	5,177.8	-273.9	-5.3%	5,412.4	-508.5	-9.4%
¡ Installation deposit	919.3	931.7	-12.5	-1.3%	982.5	-63.2	-6.4%
¡ Others	631.1	582.0	49.0	8.4%	529.3	101.8	19.2%

Total shareholders’ equity	8,388.7	8,104.7	284.0	3.5%	7,794.7	594.0	7.6%

☐ Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
☐ Capital surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.0	0.0%
☐ Retained earnings	9,156.4	9,052.5	103.9	1.1%	8,661.2	495.2	5.7%
☐ Capital adjustments	-3,769.0	-3,949.0	180.1	N/A	-3,867.7	98.8	N/A
¡ Treasury stock	-3,840.5	-4,054.1	213.7	N/A	-3,840.5	0.0	N/A
¡ Gain(loss) on valuation of investment securities	37.3	34.7	2.6	7.5%	-0.4	37.8	N/A
¡ Others	34.2	70.4	-36.2	-51.4%	-26.8	61.0	N/A

Total interest-bearing debt	5,482.7	5,510.5	-27.8	-0.5%	6,705.8	-1,223.1	-18.2%

Net debt	4,555.1	4,654.9	-99.8	-2.1%	5,286.1	-731.0	-13.8%

Net debt / Total shareholders’ equity	54.3%	57.4%	-3.1% p		67.8%	-13.5% P

¡	Assets
-	Tangible assets rose QoQ as CAPEX increased
-	Investment increased due to purchase of KTF shares

¡	Liabilities
-	Interest-bearing debts fell due to redemption of bonds and debts

¡	Shareholders’ Equity
-	Shareholder’s equity slightly rose due to positive net income

2. Operating Results

A. Internet Revenue

	2006 3Q	2006 2Q	2006 3Q / 2006 2Q		2005 3Q	2006 3Q / 2005 3Q		2006 cum. 3Q
(KRW bn)			amount	Δ%		amount	Δ%
Internet access	604.6	617.3	-12.6	-2.0%	635.7	-31.0	-4.9%	1,833.7
☐ Broadband	536.7	548.5	-11.8	-2.2%	560.2	-23.5	-4.2%	1,636.4
¡ Megapass	524.5	527.7	-3.2	-0.6%	536.4	-11.9	-2.2%	1,584.8
¡ Nespot	12.2	20.8	-8.6	-41.5%	23.8	-11.6	-48.8%	51.7
☐ Kornet	71.3	72.4	-1.0	-1.4%	74.9	-3.6	-4.8%	207.9
☐ Others	-3.4	-3.6	0.2	N/A	0.5	-3.9	N/A	-10.6

Internet application	77.4	65.4	12.1	18.5%	56.1	21.3	38.0%	196.8
☐ IDC	36.3	33.3	3.1	9.2%	20.3	16.0	78.8%	92.5
☐ Bizmeka	24.3	18.6	5.7	30.4%	22.0	2.4	10.7%	59.6
☐ Others	16.8	13.4	3.4	25.0%	13.8	2.9	21.3%	44.7

¡	Internet access revenue fell due to decline Megapass ARPU and sales of Nespot Swing handset

¡	Internet application revenue rose due to increase in demand for IDC(Internet Data Center) servers and Bizmeka service

B. Data Revenue

	2006 3Q	2006 2Q	2006 3Q / 2006 2Q		2005 3Q	2006 3Q / 2005 3Q		2006 cum. 3Q
(KRW bn)			amount	Δ%		amount	Δ%
Data	309.9	307.8	2.2	0.7%	328.1	-18.2	-5.5%	926.5
☐ Leased line	270.7	269.4	1.3	0.5%	291.6	-20.9	-7.2%	808.4
¡ Local	112.9	114.4	-1.6	-1.4%	126.9	-14.0	-11.0%	338.1
¡ Domestic long distance	84.1	84.2	-0.2	-0.2%	89.3	-5.3	-5.9%	253.8
¡ International long distance	4.6	4.4	0.2	4.4%	4.1	0.5	13.1%	12.8
¡ Broadcasting & others	69.2	66.3	2.9	4.3%	71.3	-2.2	-3.0%	203.7
☐ Other data	39.2	38.4	0.8	2.1%	36.4	2.7	7.5%	118.2
¡ Packet data	2.3	2.3	0.0	1.9%	3.1	-0.7	-23.8%	6.9
¡ National network ATM	18.3	18.3	0.0	0.0%	17.6	0.7	3.8%	57.8
¡ Others	18.6	17.8	0.8	4.3%	15.8	2.8	17.7%	53.5

¡	Broadcasting & others slightly grew due to increases in demand of leased lines by broadcasting service providers, specially for Worldcup matches

C. Telephone Revenue

	2006 3Q	2006 2Q	2006 3Q / 2006 2Q		2005 3Q	2006 3Q / 2005 3Q		2006 cum. 3Q
(KRW bn)			amount	Δ%		amount	Δ%
Telephone revenue	1,082.4	1,075.0	7.4	0.7%	1,087.8	-5.3	-0.5%	3,218.9
☐ Subscriber connection	342.8	347.9	-5.1	-1.5%	348.0	-5.2	-1.5%	1037.7
¡ Subscription fee	10.6	12.2	-1.6	-13.4%	14.7	-4.1	-27.9%	35.6
¡ Basic monthly fee	279.5	281.6	-2.0	-0.7%	282.0	-2.5	-0.9%	842.5
¡ Installlation	9.0	10.7	-1.7	-15.5%	9.2	-0.1	-1.6%	29.4
¡ Interconnection	43.7	43.4	0.3	0.6%	42.2	1.5	3.6%	130.3
☐ Local	251.7	259.4	-7.7	-3.0%	267.1	-15.3	-5.7%	777.6
¡ Usage	168.9	177.3	-8.4	-4.7%	186.2	-17.3	-9.3%	529.6
¡ Interconnection	34.3	34.6	-0.3	-0.9%	35.0	-0.6	-1.8%	104.8
¡ Others	48.5	47.5	1.0	2.1%	45.9	2.6	5.7%	143.3
☐ Domestic long distance	170.1	171.6	-1.5	-0.9%	184.1	-14.0	-7.6%	522.2
¡ Usage	163.0	164.5	-1.5	-0.9%	176.5	-13.5	-7.6%	500.7
¡ Interconnection	6.7	6.9	-0.2	-3.0%	7.4	-0.7	-9.1%	20.5
¡ Others	0.4	0.3	0.2	67.4%	0.3	0.1	46.1%	1.0
☐ International long distance	52.7	50.0	2.7	5.4%	58.8	-6.0	-10.2%	153.5
☐ International settlement	51.5	44.9	6.7	14.9%	43.5	8.1	18.5%	137.7
☐ VoIP	7.9	7.5	0.3	4.3%	5.7	2.2	38.8%	22.4
☐ VAS	94.1	93.7	0.4	0.4%	95.0	-0.9	-1.0%	281.4
☐ Public telephone	6.8	7.1	-0.3	-4.1%	9.7	-2.9	-30.0%	20.9
☐ 114 phone directory service	32.3	54.3	-22.1	-40.6%	31.1	1.2	3.9%	123.5
☐ Others	72.5	38.6	33.9	87.9%	44.9	27.5	61.3%	142.2

¡	Telephone revenue rose because of increase in sales of Ann handset [Ann handset sales : 3Q06(43.3bn won), 2Q06(11.8bn won)]

¡	Local and domestic long distance revenue decreased due to decline in traffic

¡	Telephone revenue fell QoQ due to temporary increase in settlement of 114 phone directory service in the second quarter

D. LM (Land to Mobile) Interconnection Revenue

	2006 3Q	2006 2Q	2006 3Q / 2006 2Q		2005 3Q	2006 3Q / 2005 3Q		2006 cum. 3Q
(KRW bn)			amount	Δ%		amount	Δ%
LM Revenue	435.6	438.0	-2.5	-0.6%	445.0	-9.5	-2.1%	1,312.0
LM interconnection cost	211.6	203.2	8.4	4.2%	207.9	3.7	1.8%	626.3

¡	LM revenue decreased due to decline in LM traffic.

¡	It takes approximately two months for operators to verify the actual volume of LM traffic. KT estimates LM interconnection cost reflecting historical traffic at the time of quarterly closing and makes appropriate adjustments in the following quarter. This is the reason why LM interconnection cost is not directly related to the volatility of LM traffic

E. Wireless Revenue

	2006 3Q	2006 2Q	2006 3Q / 2006 2Q		2005 3Q	2006 3Q / 2005 3Q		2006 cum. 3Q
(KRW bn)			amount	Δ%		amount	Δ%
Wireless revenue	356.2	331.9	24.3	7.3%	285.5	70.7	24.8%	1,011.4
☐ PCS resale	336.1	315.8	20.3	6.4%	274.1	62.1	22.6%	959.7
¡ PCS service	223.2	219.4	3.7	1.7%	217.3	5.9	2.7%	660.0
¡ Handset sales	113.0	96.4	16.6	17.2%	56.8	56.1	98.8%	299.6
☐ Others	20.1	16.1	4.0	25.0%	11.4	8.7	76.0%	51.8

¡	Wireless revenue rose due to increase in the number of new subscribers and sales of handset

F. Operating Expenses

	2006 3Q	2006 2Q	2006 3Q / 2006 2Q		2005 3Q	2006 3Q / 2005 3Q		2006 cum. 3Q
(KRW bn)			amount	Δ%		amount	Δ%
Labor	604.9	607.7	-2.8	-0.5%	624.0	-19.2	-3.1%	1,799.3
☐ Salaries & wages	437.3	438.0	-0.8	-0.2%	438.2	-0.9	-0.2%	1,311.3
☐ Employee benefits	120.3	114.5	5.8	5.0%	131.0	-10.8	-8.2%	340.5
☐ Provision for retirement	47.4	55.1	-7.8	-14.1%	54.8	-7.5	-13.7%	147.5
Commissions	173.3	157.4	15.9	10.1%	175.2	-1.8	-1.1%	482.0
Marketing expenses	247.0	207.6	39.4	19.0%	188.1	58.9	31.3%	593.6
☐ Sales commission	144.2	102.3	41.9	41.0%	73.3	70.9	96.8%	353.7
☐ Sales promotion	77.6	77.8	-0.2	-0.2%	89.7	-12.0	-13.4%	175.9
☐ Advertising	25.1	27.4	-2.3	-8.4%	25.1	0.0	0.1%	64.0
Provision for doubtful accounts	-4.1	7.9	-12.0	N/A	9.8	-13.9	N/A	22.3
Depreciation	526.8	473.2	53.6	11.3%	564.5	-37.7	-6.7%	1,487.7
Repairs and Maintenance	72.7	80.6	-7.9	-9.8%	137.5	-64.9	-47.2%	231.7
Cost of goods sold	191.4	154.6	36.8	23.8%	91.1	100.2	110.0%	473.0
☐ PCS handset cost	116.2	97.0	19.3	19.9%	41.5	74.8	180.2%	310.0
☐ PDA, WLAN card, others	75.1	57.7	17.5	30.3%	49.7	25.5	51.3%	163.0
Cost of service provided	448.7	439.5	9.2	2.1%	464.9	-16.2	-3.5%	1,317.1
☐ Cost of service	182.2	186.9	-4.7	-2.5%	209.2	-27.0	-12.9%	540.9
¡ PCS resale network cost to KTF	105.8	112.7	-6.8	-6.1%	105.2	0.7	0.6%	326.8
¡ SI service cost	39.3	44.9	-5.6	-12.5%	42.2	-2.9	-6.9%	115.5
¡ Others	37.1	29.4	7.7	26.2%	61.9	-24.8	-40.0%	98.6
☐ International settlement cost	54.9	49.3	5.5	11.2%	47.8	7.1	14.9%	149.9
☐ LM interconnection cost	211.6	203.2	8.4	4.2%	207.9	3.7	1.8%	626.3
R&D	46.5	50.8	-4.3	-8.5%	63.1	-16.6	-26.3%	139.9
Others	256.3	206.2	50.1	24.3%	168.5	87.8	52.1%	635.2
* CAPEX	750.5	529.8	220.7	41.7%	578.4	172.1	29.8%

¡	Labor cost

- Labor cost decreased YoY as KT completed collective bargaining and recognized salary increase in 3Q05

¡	Marketing expenses

- Marketing expenses increased QoQ and YoY as industry environment became more competitive

¡	Depreciation

- Depreciation expenses rose as depreciable assets increased

¡	Cost of goods sold

- Cost of goods sold increased QoQ and YoY due to sales of Ann and PCS handset increase

G. Non-operating Income

	2006 3Q	2006 2Q	2006 3Q / 2006 2Q		2005 3Q	2006 3Q / 2005 3Q		2006 cum. 3Q
(KRW bn)			amount	Δ%		amount	Δ%
Non-operating income	108.5	96.1	12.4	12.9%	89.6	18.9	21.1%	372.6
☐ Gains on disposition of investments	12.7	0.8	12.0	1568.4%	0.4	12.3	3100.0%	13.6
☐ Gains on disposition of tangible assets	3.0	2.4	0.6	24.2%	1.8	1.2	65.0%	6.2
☐ Interest income	18.3	20.5	-2.2	-10.7%	15.6	2.7	16.9%	57.4
☐ FX transaction gain	3.1	21.1	-18.1	-85.5%	3.5	-0.4	-12.6%	26.3
☐ FX translation gain	20.5	10.7	9.8	91.5%	-20.4	40.9	N/A	96.6
☐ USO fund	11.6	11.6	0.0	0.0%	20.3	-8.8	-43.1%	34.7
☐ Gain on equity method	15.5	1.9	13.6	719.2%	32.6	-17.1	-52.5%	41.7
☐ Others	23.8	27.1	-3.3	-12.2%	35.6	-11.8	-33.0%	96.1

¡	Gains on disposition of investment increased as we had disposed some invested securities of Miraeasset securities

¡	FX transaction gain fell due to redemption of foreign debt of US$ 300 million

¡	As of September 2006, our foreign currency net debt exposure (total borrowings in foreign currency of US$ 1,511 million - total foreign currency deposit of US$ 20 million) stood at US$ 1,491 million. The US$ depreciated by 13.5 won (958.7 won per dollar at the end of June → 945.2 won per dollar at the end of September), resulting in FX translation gain of 21.3 billion (FX translation gain of 20.5 billion won - FX translation loss of 0.8 billion won = FX translation gain of 21.3 billion won)

¡	Gain on equity method increased due to solid operating performance by our subsidiaries, mainly KTF

<Equity Method>

	2006 3Q	2006 2Q	2006 3Q / 2006 2Q		2005 3Q	2006 3Q / 2005 3Q
(KRW bn)			amount	Δ%		amount	Δ%
☐ Gain on equity method	15.5	1.9	13.6	719.2%	32.6	-17.1	-52.5%
☐ Loss on equity method	8.7	3.8	4.9	130.5%	-6.8	15.5	N/A
Gain or loss on equity method	6.8	-1.9	8.7	N/A	39.5	-32.7	-82.7%

Gain or loss on equity method
☐ Gain or loss from KTF	48.7	38.9	9.8	25.2%	68.1	-19.4	-28.5%
☐ Amortization on goodwill from KTF	-45.6	-45.6	0.0	N/A	-45.6	0.0	N/A
☐ Other subsidiaries	3.7	4.8	-1.1	-23.0%	17.0	-13.3	-78.1%

<Schedule for Amortization on Goodwill>

(KRW bn)	2004	2005	2006	2007	2008	2009	2010
Total	326.0	181.7	181.9	154.5	141.1	141.1	76.0

H. Non-operating Expenses

	2006 3Q	2006 2Q	2006 3Q / 2006 2Q		2005	2006 3Q / 2005 3Q		2006 cum. 3Q
(KRW bn)			amount	Δ%	3Q	amount	Δ%
Non-operating expenses	130.3	207.2	-76.9	-37.1%	172.7	-42.4	-24.5%	600.2
☐ Interest expense	79.5	84.9	-5.4	-6.4%	100.6	-21.1	-21.0%	251.1
☐ FX transaction loss	0.9	1.5	-0.6	-37.8%	7.0	-6.1	-86.7%	7.3
☐ FX translation loss	-0.8	4.4	-5.3	N/A	-4.9	4.0	N/A	11.3
☐ Loss on equity method	8.7	3.8	4.9	130.5%	-6.8	15.5	N/A	21.6
☐ Loss on disposition of fixed assets	5.3	13.7	-8.4	-61.4%	11.8	-6.5	-55.2%	29.7
☐ Others	36.8	98.9	-62.1	-62.8%	65.0	-28.2	-43.4%	279.2

¡	Other non-operating expenses decreased QoQ due to reduction in derivatives appraisal loss for hedging foreign currency fluctuations

Appendix 1: Factsheet

Broadband
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Jan-06	Mar-06	Jun-06	Jul-06	Aug-06	Sep-06
Broadband Subs	6,077,694	6,133,293	6,172,475	6,244,040	6,241,789	6,269,282	6,240,605	6,320,260	6,319,890	6,306,557	6,333,119
Net Addition	12,372	26,022	13,917	15,281	-3,506	27,493	-46,961	34,787	-370	-13,333	26,562
¡ Megapass Lite	4,888,980	4,862,075	4,821,986	4,837,269	4,788,942	4,787,601	4,724,684	4,772,280	4,778,874	4,784,952	4,834,732
¡ Megapass Premium	662,841	688,997	717,099	724,032	717,866	717,065	689,726	671,292	670,890	663,125	646,839
¡ Megapass Special(1)	2,765	4,970	5,973	7,206	8,196	8,553	8,992	9,035	9,011	8,900	8,730
¡ Megapass Ntopia	523,108	577,251	627,417	675,533	726,785	756,063	817,203	867,653	861,115	849,580	842,818

Broadband M/S
KT	51.0%	50.7%	50.3%	51.8%	51.2%	51.0%	50.0%	49.5%	46.1%	45.8%	45.6%
Hanaro	23.1%	22.7%	22.7%	23.0%	22.7%	29.2%	28.6%	28.2%	26.3%	26.1%	25.9%
Powercomm	0.0%	0.0%	0.0%	0.5%	2.1%	2.7%	3.8%	5.6%	5.7%	6.4%	7.1%
Dacom	1.7%	2.1%	2.1%	2.0%	1.7%	1.7%	1.5%	1.3%	1.1%	1.0%	1.0%
SO	9.0%	9.6%	10.3%	11.0%	11.6%	11.8%	12.6%	12.4%	16.6%	16.6%	16.5%
Others	15.2%	14.9%	14.5%	11.7%	10.6%	3.6%	3.4%	3.1%	4.3%	4.1%	3.9%

WLAN
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Jan-06	Mar-06	Jun-06	Jul-06	Aug-06	Sep-06
WLAN Subs	418,451	455,958	525,718	535,630	519,778	517,735	524,671	516,708	514,145	496,245	492,557
¡ NESPOT Family	238,526	243,902	249,454	242,976	237,259	236,532	230,597	219,650	214,955	205,819	200,883
¡ NESPOT Solo	29,914	32,189	35,871	37,218	38,385	39,133	40,725	41,519	41,719	39,303	39,374
¡ NESPOT Pop	131,882	154,364	180,778	189,955	187,157	184,327	180,959	173,070	168,930	157,625	155,002
¡ NESPOT Biz	18,129	25,503	32,337	43,695	45,814	46,018	60,776	64,205	64,452	65,024	64,458
¡ NESPOT Play	0	0	27,278	21,786	11,163	11,725	11,614	13,925	14,997	14,696	15,318
¡ NESPOT Home	0	0	0	0	0	0	0	4,339	9,092	13,778	17,522

Leased Lines
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Jan-06	Mar-06	Jun-06	Jul-06	Aug-06	Sep-06
Leased Lines	426,633	422,728	417,312	412,160	410,073	407,486	407,999	407,357	404,495	403,258	400,656
¡ Local leased line	390,085	387,080	382,946	378,615	376,620	375,009	376,458	375,501	372,802	371,590	370,349
¡ DLD leased line	36,233	35,404	34,119	33,300	33,217	32,256	31,293	31,480	31,407	31,398	30,028
¡ International leased line	110	105	111	90	91	90	91	95	99	99	94
¡ Broadcasting leased line	205	139	136	155	145	131	157	281	187	171	185
Internet Leased Lines	38,775	39,603	40,995	42,523	43,818	44,398	45,802	51,553	52,542	53,949	49,007

Fixed-line
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Jan-06	Mar-06	Jun-06	Jul-06	Aug-06	Sep-06
Local (‘000)	20,744	20,769	20,729	20,687	20,522	20,528	20,527	20,488	20,470	20,441	20,392
Domestic Long Distance (‘000)	18,897	18,883	18,791	18,699	18,544	18,547	18,629	18,734	18,731	18,700	—
* Ann (‘000)	53	391	782	945	1,066	1,098	1,130	1,267	1,372	1,481	1,610
* Ringo (‘000)	2,072	2,905	3,226	3,303	3,382	3,371	3,385	3,485	3,536	3,626	3,707
* Caller ID Users (‘000)	4,058	4,335	4,600	4,731	4,845	4,874	4,931	5,035	5,106	5,172	5,237

Fixed-line M/S
Local M/S (subscriber base)	93.8%	93.8%	93.5%	93.2%	93.2%	93.1%	93.0%	92.7%	92.6%	92.5%	92.4%
DLD (revenue base)(3)	83.7%	83.5%	83.5%	85.7%	85.6%	85.3%	85.6%	85.7%	85.7%	85.7%

Reference Data
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Jan-06	Mar-06	Jun-06	Jul-06	Aug-06	Sep-06
Population (‘000)	48,199	48,294	48,294	48,294	48,294	48,311	48,344	48,498	48,514	48,530	48,547
Number of Household	15,538	15,789	15,789	15,789	15,789	15,989	15,989	15,989	15,989	15,989	15,989

Company data except Braodband Market Share and Population

*	Source of Population, No of Household: Korea National Statistical Office
*	Broadband ARPU: excluding revenue from WLAN
(1)	Special: Broadband service providing speed up to 20Mbps & 50Mbps.
(2)	The number of VDSL technology applied subscribers among Megapass service
(3)	Special telecom service providers are included in DLD M/S calculation.
(4)	Special telecom service providers are included in ILD M/S calculation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name: Thomas Bum Joon Kim Title: Managing Director